                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13D
                               (Amendment No. 6)


                   Under the Securities Exchange Act of 1934/1/



                                Metricom, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                 591596 10 1
                                (CUSIP Number)

                                                          With a copy to:
                                                          --------------
              William D. Savoy                            Alvin G. Segel
           Vulcan Northwest, Inc.                       Irell & Manella LLP
           110 110th Avenue, N.E.                    1800 Avenue of the Stars
                 Suite 550                                   Suite 900
        Bellevue, Washington  98004               Los Angeles, California  90067
            Tel:  (206) 453-1940                       Tel:  (310) 277-1010
            Fax:  (206) 453-1985                       Fax:  (310) 203-7199
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                              November 15, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [__].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591596 10 1                                     PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vulcan Ventures Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC; AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Vulcan Ventures Incorporated is a Washington corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            39,121,745 (30,000,000 of which Vulcan Ventures
                          Incorporated has the right to acquire upon
                          conversion of its shares of Series A2 Preferred
                          Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             39,121,745 (30,000,000 of which Vulcan Ventures
                          Incorporated has the right to acquire upon conversion
                          of its shares of Series A2 Preferred Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      39,121,745 (30,000,000 of which Vulcan Ventures Incorporated has the right to acquire upon conversion of its shares of Series A2 Preferred Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      75.1% (based on 22,086,674 shares outstanding as of November 12, 1999, plus the shares of common stock issuable upon conversion of the Series
      A2 Preferred Stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591596 10 1                                     PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul G. Allen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF;BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Paul G. Allen is a U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            39,146,745 (25,000 of which are held directly by
                          Paul G. Allen, 9,121,745 of which are held by Vulcan
                          Ventures Incorporated and 30,000,000 of which Vulcan
                          Ventures Incorporated has the right to acquire upon
                          conversion of its shares of Series A2 Preferred Stock)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             39,146,745 (25,000 of which are held directly by
                          Paul G. Allen, 9,121,745 of which are held by Vulcan
                          Ventures Incorporated and 30,000,000 of which Vulcan
                          Ventures Incorporated has the right to acquire upon
                          conversion of its shares of Series A2 Preferred Stock)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      39,146,745 (30,000,000 of which Vulcan Ventures Incorporated has the right to acquire upon conversion of its shares of Series A2 Preferred
      Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      75.2% (based on 22,086,674 shares outstanding as of November 12, 1999, plus the shares of common stock issuable upon conversion of the Series
      A2 Preferred Stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591596 10 1                                     PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------


         This Amendment No. 6 to Schedule 13D relates to shares of common stock of Metricom, Inc. (the "Issuer"). This Amendment No. 6 supplements and amends the initial statement on Schedule 13D dated November 10, 1993, as amended by Amendment No. 1 thereto dated March 8, 1995, Amendment No. 2 thereto dated September 25, 1997, Amendment No. 3 thereto dated October 13, 1997, Amendment No. 4 thereto dated November 21, 1997 and Amendment No. 5 thereto dated February 4, 1998 (collectively, the "Schedule 13D"), filed by Vulcan Ventures Incorporated ("Vulcan Ventures") and Mr. Paul G. Allen, the Chairman of the Board of Directors and sole shareholder of Vulcan Ventures ("Mr. Allen" and together with Vulcan Ventures, the "Reporting Persons"). This Amendment No. 6 is being filed to report the completed acquisition by the Reporting Persons of certain of the shares of the Issuer.

Item 2.  Identity and Background.
------   -----------------------

         Item 2 of the Schedule 13D as heretofore amended is hereby amended further by adding the following:

         Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc. (of which Mr. Allen is the sole shareholder). Citizenship is U.S.

         To the best knowledge of Vulcan Ventures, during the last five years, Ms. Patton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Item 3 of the Schedule 13D as heretofore amended is hereby amended further by adding the following:

         On November 15, 1999, Vulcan Ventures completed its purchase of 30,000,000 shares of the Series A2 Preferred Stock of the Issuer (the "Series A2 Preferred") from the Issuer pursuant to a Preferred Stock Purchase Agreement dated as of June 20, 1999 between the Issuer, MCI WorldCom, Inc. ("MCI WorldCom") and Vulcan Ventures (the "Preferred Stock Purchase Agreement"). Vulcan Ventures purchased the Series A2 Preferred for consideration of $10.00 per share. The aggregate amount of funds used by Vulcan Ventures in purchasing the Series A2 Preferred was $300,000,000, $239,459,166.67 of which was funded from an existing margin credit facility maintained by Mr. Allen with BT Alex. Brown Incorporated (the "Margin Facility"), $60,000,000 of which was funded by repayments by the Issuer to Vulcan Ventures of loans made to the Issuer by Vulcan Ventures and $540,833.33 of which was funded by payment by the Issuer to Vulcan Ventures of accrued interest on such loans. The sole source of the funds for the loans made by Vulcan Ventures to the Issuer was working capital of Vulcan Ventures.

         The Margin Facility provides for loans by BT Alex. Brown to Mr. Allen under BT Alex. Brown's standard Customer Agreement at a variable interest rate of 1/2% to 2% above the prevailing call money rate of the relevant interest computation period. The loans are secured by Mr. Allen's securities maintained with BT Alex. Brown ("Margin Securities"). BT Alex. Brown may, in accordance with its general policies regarding margin maintenance requirements, or otherwise in its discretion or upon the occurrence of certain events specified in the Customer Agreement, sell Margin Securities and take other actions with respect to Mr. Allen's accounts in order to provide BT Alex. Brown with additional collateral. The Margin Facility has no stated maturity, and BT Alex. Brown may request repayment of all loan balances on demand.

         The foregoing description of the Customer Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Customer Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated in its entirety by reference herein.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 591596 10 1                                     PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------


Item 4.  Purpose of Transaction.
------   ----------------------

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Vulcan Ventures acquired its shares of the Issuer for investment purposes. It acquired its shares of the Issuer's Series A2 Preferred because MCI WorldCom conditioned its purchase of $300,000,000 in liquidation preference of the Series A1 Preferred Stock of the Issuer (the "Series A1 Preferred") pursuant to the Preferred Stock Purchase Agreement on Vulcan Ventures making a comparable investment in the Series A2 Preferred.

     Holders of shares of Series A2 Preferred have no voting rights with respect to such shares except that, as long as more than 7,500,000 shares of Series A2 Preferred (as adjusted for any stock dividend, split, combination or other similar event with respect to such shares) remain outstanding, (i) holders of Series A2 Preferred, voting as a separate class, have the right to elect one member of the Issuer's Board of Directors and (ii) the consent of the holders of at least a majority of the outstanding Series A2 Preferred is required to effect certain significant corporate actions by the Issuer. MCI WorldCom, as the holder of the Series A1 Preferred, has the same voting rights with respect to those shares, including the right to elect one member of the Issuer's Board of Directors. It is anticipated that Vulcan Ventures will continue to assume a leadership position on the Issuer's Board of Directors. The Issuer and Vulcan Ventures intend to consult with each other as to new directors to serve on the Board.

     Except as set forth in this statement, Vulcan Ventures has no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action. However, Vulcan Ventures reserves the right to formulate plans or proposals specified in clauses (i) through (vii) hereof.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Vulcan Ventures:
         ---------------

         (a) Aggregate Number of Shares of Common Stock of the Issuer Beneficially Owned: 39,121,745 (30,000,000 of which Vulcan Ventures has the right to acquire upon conversion of its shares of Series A2 Preferred)

              Percentage of Common Stock of the Issuer Owned: 75.1% (based on 22,086,674 shares outstanding as of November 12, 1999, plus the shares of common stock issuable upon conversion of the Series A2 Preferred). Without conversion, Vulcan Ventures holds 9,121,745 shares of common stock representing 41.3% of the voting shares outstanding.

         (b)  Sole Voting Power        39,121,745 (assuming conversion of the
                                       Series A2 Preferred)

              Sole Dispositive Power:  39,121,745 (assuming conversion of the
                                       Series A2 Preferred)

              Shared Voting Power      -0-

-----------------------                                  ---------------------
  CUSIP NO. 591596 10 1               13D                  PAGE 6 OF 10 PAGES
-----------------------                                  ---------------------



              Shared Dispositive Power:  -0-

        (c) No transactions in the class of securities reported on were effected by Vulcan Ventures or its directors or executive officers during the past sixty days except as described above.

        (d)   Not applicable

        (e)   Not applicable

        To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the
Issuer:

        Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures - 39,146,745 shares of common stock (which includes 9,121,745 shares owned by Vulcan Ventures and 30,000,000 shares which Vulcan Ventures has the right to acquire upon conversion of its shares of Series A2 Preferred)

        William D. Savoy, Director and Vice President of Vulcan Ventures - 2,333 shares of common stock (all of which he has the right to acquire upon exercise of stock options)

        Bert E. Kolde and Jo Allen Patton, each a Director and Vice President of Vulcan Ventures, do not own any shares of the Issuer.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

        Item 6 of the Schedule 13D as heretofore amended is hereby amended further by adding the following:

        On November 15, 1999, pursuant to the Preferred Stock Purchase Agreement, Vulcan Ventures, the Issuer and MCI WorldCom entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), which gives Vulcan Ventures and MCI WorldCom the right, subject to specified limitations, to cause the Issuer to register such amount of Registrable Securities (as defined, which definition includes the shares of common stock issuable upon conversion of the Series A1 Preferred and Series A2 Preferred) as Vulcan Ventures or MCI WorldCom may request, provided that the anticipated aggregate offering price of such Registrable Securities would exceed $10,000,000. The Registration Rights Agreement also provides that Vulcan Ventures is entitled to unlimited "piggyback" registration rights permitting it to include its shares of common stock in registration statements that the Issuer files from time to time.

        Holders of Registrable Securities have the right, subject to certain exceptions, to cause the Issuer to effect a registration on Form S-3 with respect to the Registrable Securities owned by such holders, provided that Form S-3 is available for such offering by the holders and the securities to be registered will be sold at an aggregate price to the public of at least $1,000,000.

        Vulcan Ventures has agreed not to dispose of any or all of its shares of Series A2 Preferred or the common stock into which such shares may be converted except pursuant to an effective registration statement or unless the transferee agrees to be bound by the Registration Rights Agreement. Vulcan Ventures has further agreed not to sell or otherwise transfer any shares of common stock or other securities during a period specified by the underwriters of the Issuer not to exceed ninety (90) days following the effective date of a registration statement of the Issuer filed under the Securities Act of 1933, as amended, provided that all officers and directors of the Issuer enter into similar agreements.

        The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as
Exhibit 2 hereto and incorporated in its entirety by reference herein.

-----------------------                                  ---------------------
  CUSIP NO. 591596 10 1                13D                 PAGE 7 OF 10 PAGES
-----------------------                                  ---------------------


ITEM 7.  Material to be Filed as Exhibits.
------   --------------------------------

     1. Preferred Stock Purchase Agreement dated as of June 20, 1999 between the Issuer, MCI WorldCom, Inc. and Vulcan Ventures.*

     2. Amended and Restated Registration Rights Agreement dated as of November 15, 1999 between the Issuer, MCI WorldCom, Inc. and Vulcan Ventures.*

     3. Customer Agreement between Alex. Brown & Sons Incorporated (now BT Alex. Brown Incorporated) and Paul G. Allen.**

* Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated July 9, 1999.

**  Incorporated by reference to Exhibit (b)(1) to the Schedule 14D-1 and
Schedule 13D filed March 19, 1999 by Vulcan Ventures with respect to Go2Net,
Inc.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              VULCAN VENTURES INCORPORATED

November 29, 1999

                              By: /s/ William Savoy
                                  ______________________________________
                                  William Savoy, Vice President

-----------------------                                  ---------------------
  CUSIP NO. 591596 10 1               13D                  PAGE 8 OF 10 PAGES
-----------------------                                  ---------------------

Item 3. Source and Amount of Funds or Other Consideration.
------  --------------------------------------------------

        Item 3 of the Schedule 13D as heretofore amended is hereby amended further by adding the following:

        On November 15, 1999, Vulcan Ventures completed its purchase of 30,000,000 shares of the Series A2 Preferred Stock of the Issuer (the "Series A2 Preferred") from the Issuer pursuant to a Preferred Stock Purchase Agreement dated as of June 20, 1999 between the Issuer, MCI WorldCom, Inc. ("MCI WorldCom") and Vulcan Ventures (the "Preferred Stock Purchase Agreement"), as described in Item 3 of this Amendment No. 6 to Schedule 13D regarding Vulcan Ventures.

Item 4.  Purpose of Transaction.
------   ----------------------

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Mr. Allen, directly and through Vulcan Ventures, acquired beneficial ownership of his shares of the Issuer for investment purposes. Through Vulcan Ventures, he acquired beneficial ownership of his shares of the Issuer's Series A2 Preferred because MCI WorldCom conditioned its purchase of $300,000,000 in liquidation preference of the Series A1 Preferred Stock of the Issuer (the "Series A1 Preferred") pursuant to the Preferred Stock Purchase Agreement on Vulcan Ventures making a comparable investment in the Series A2 Preferred.

        Except as set forth in this statement, Mr. Allen has no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action. However, Mr. Allen reserves the right to formulate plans or proposals specified in clauses (i) through (vii) hereof.

Item 5. Interest in Securities of the Issuer.
------  ------------------------------------

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        Paul G. Allen:
        -------------

          (a) Aggregate Number of Shares of Common Stock of the Issuer Beneficially Owned: 39,146,745 (25,000 of which are held directly by Mr. Allen, 9,121,745 of which are held by Vulcan Ventures and 30,000,000 of which Vulcan Ventures has the right to acquire upon conversion of its shares of Series A2 Preferred Stock)

          Percentage of Common Stock of the Issuer Owned: 75.2% (based on 22,086,674 shares outstanding as of November 12, 1999, plus the shares of common stock issuable upon conversion of the Series A2 Preferred). Without conversion, Mr. Allen holds 9,146,745 shares of common stock (25,000 of which he holds directly and 9,121,745 of which are held by Vulcan Ventures) representing 41.4% of the voting shares outstanding.

          (b)  Sole Voting Power        39,146,745 (assuming conversion of the
                                        Series A2 Preferred)

-----------------------                                  ---------------------
  CUSIP NO. 591596 10 1              13D                   PAGE 9 OF 10 PAGES
-----------------------                                  ---------------------

               Sole Dispositive Power:   39,146,745 (assuming conversion of the
                                         Series A2 Preferred)
               Shared Voting Power       -0-
               Shared Dispositive Power: -0-

          (c) No transactions in the class of securities reported on were effected by Mr. Allen during the past sixty days except as described above.

          (d)  Not applicable

          (e)  Not applicable

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     See a description of the contracts, arrangements, understandings or relationships with respect to securities of the Issuer between Vulcan Ventures and the Issuer under Item 6 of this Amendment No. 6 to Schedule 13D regarding Vulcan Ventures.

ITEM 7.  Material to be Filed as Exhibits.
------   --------------------------------

        1. Preferred Stock Purchase Agreement dated as of June 20, 1999 between the Issuer, MCI WorldCom, Inc. and Vulcan Ventures.*

        2. Amended and Restated Registration Rights Agreement dated as of November 15, 1999 between the Issuer, MCI WorldCom, Inc. and Vulcan Ventures.*

        3. Customer Agreement between Alex. Brown & Sons Incorporated (now BT Alex. Brown Incorporated) and Paul G. Allen.**

* Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated July 9, 1999.

**  Incorporated by reference to Exhibit (b)(1) to the Schedule 14D-1 and
Schedule 13D filed March 19, 1999 by Vulcan Ventures with respect to Go2Net,
Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       /s/ Paul G. Allen
November 29, 1999                      ____________________________
                                       Paul G. Allen

-----------------------                                  ---------------------
  CUSIP NO. 591596 10 1             13D                   PAGE 10 OF 10 PAGES
-----------------------                                  ---------------------


                                    EXHIBITS
                                    --------

     1. Preferred Stock Purchase Agreement dated as of June 20, 1999 between the Issuer, MCI WorldCom, Inc. and Vulcan Ventures.*

     2. Amended and Restated Registration Rights Agreement dated as of November 15, 1999 between the Issuer, MCI WorldCom, Inc. and Vulcan Ventures.*

     3. Customer Agreement between Alex. Brown & Sons Incorporated (now BT Alex. Brown Incorporated) and Paul G. Allen.**

* Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated July 9, 1999.

**  Incorporated by reference to Exhibit (b)(1) to the Schedule 14D-1 and
Schedule 13D filed March 19, 1999 by Vulcan Ventures with respect to Go2Net,
Inc.